SUBSCRIPTION AGREEMENT

This Agreement is made as of January 22, 2026 between LibreMax Capital, LLC, a Delaware limited liability company (the “Purchaser”), and LibreMax Asset-Backed Income Fund, a Delaware statutory trust (the “Fund”). A copy of the Fund’s Certificate of Trust is on file with the Secretary of the State of Delaware and notice is hereby given that the obligations of this Agreement are not binding upon any of the Trustees, officers or shareholders of the Fund individually, but are binding only upon the assets and property of the Fund.
WHEREAS, the Fund wishes to sell to the Purchaser, and the Purchaser wishes to purchase from the Fund, one common share of beneficial interest (the “Share”) of the Fund at $10.00 per Share in cash, such Share to be validly issued, fully paid and non-assessable upon issuance of such share and receipt by the Fund of said payment;

NOW, THEREFORE, the parties hereto agree as follows:
1.Simultaneously with the execution of this Agreement, the Purchaser is delivering to the Fund $10.00 in full payment for the Share.
2.The Fund agrees to issue and sell said Share to the Purchaser promptly upon its receipt of the purchase price.
3.The Purchaser agrees that it is purchasing the Share for investment and has no present intention of redeeming or reselling the Share.

Executed as of the date first set forth above.

LibreMax Capital, LLC

/s/ Frank Bruttomesso
Name: Frank Bruttomesso
Title: General Counsel

LibreMax Asset-Backed Income Fund

/s/ Benjamin Eirich
Name: Benjamin J. Eirich
Title: President